UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42737

ALMONTY INDUSTRIES INC.

(Translation of registrant’s name into English)

100 King Street West, Suite 5700

Toronto, ON M5X 1C7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

DOCUMENTS FILED AS PART OF THIS FORM 6-K

Exhibit	Description
99.1	Amendment Agreement relating to the US$ 75,100,000 senior secured term loan facility, by and between Almonty Korea Tungsten Corp. and Lenders dated October 16, 2023.
99.2	Amendment Agreement relating to the US$ 75,100,000 senior secured term loan facility, by and between Almonty Korea Tungsten Corp. and Lenders dated September 18, 2024.
99.3	Amendment Agreement relating to the US$ 75,100,000 senior secured term loan facility, by and between Almonty Korea Tungsten Corp. and Lenders dated January 22, 2025.
99.4	Amendment Agreement relating to the US$ 75,100,000 senior secured term loan facility, by and between Almonty Korea Tungsten Corp. and Lenders dated January 22, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALMONTY INDUSTRIES INC.

Date: March 19, 2026
	By:	/s/ Brian Fox
	Name:	Brian Fox
	Title:	Chief Financial Officer